25 Years
Apollo Hospitals
touching lives

RECEIVED
2009 MAY 18 A 3:21

April 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

09046069

Dear Sir,

Sub: - Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of 1,549,157 equity shares allotted to Dr. Prathap C Reddy on preferential allotment basis. Copy of the disclosures received from Dr. Prathap C Reddy is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 5/18

IS/ISO 9001 : 2000

Format for informing details of acquisition to stock exchanges by target company in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of Target Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	21st April 2009	
Name of the Stock Exchanges where the shares of the target company are listed	National Stock Exchange of India Limited, Mumbai Bombay Stock Exchange Limited, Mumbai	
Details of the acquisition/sale received in terms of Reg. 7(1) and 7(1A)		
Name of the acquirers/~~Sellers and PACs with them~~	Dr. Prathap C Reddy	
Date of acquisition/sale	18th April 2009	
Date of receipt of intimation of allotment by acquirer/seller	20th April 2009	
Mode of acquisition (e.g. Open market/public issue/rights issue/ preferential allotment/ inter se transfer etc)	Preferential Allotment	
Mode of Sale (e.g open market/MoU/ Offmarket etc.)	N.A.	
Particularsof acquisition/~~sale~~	Number of Equity Shares	% w.r.t total paid up capital of target company
(a) Shares/Voting Rights of the acquirer/ ~~seller~~ before acquisition/~~sale~~	1,205,493	1.95%
(b) Shares/Voting Rights acquired/~~sold~~	1,549,157	2.51%
(c)Shares/Voting Rights of the acquirer/ ~~seller~~ after acquisition/~~sale~~	2,754,650	4.46%
Paid up capital/total voting capital of the target company before acquisition	Rs. 602,357,020/- consisting of 60,235,702 equity shares of Rs.10/- each	
Paid up capital/total voting capital of the target company after acquisition	Rs. 617,848,590/- consisting of 61,784,859 equity shares of Rs.10/- each	

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 21st April 2009

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of Acquisition (Open market / public / rights / pre-ferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value INR in Crores	Sell Quantity	Sell Value
Dr. Prathap C Reddy No. 19 Bishop Gardens Raja Annamalaipuram Chennai - 600 028	1,205,493 1.95%	18th April 2009	20th Apr 2009	Preferenital Allotment	2,754,650 4.46%	N.A	N.A	1,549,157	77.10 (Rs.497.69 per share)	NA	NA

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER &

COMPANY SECRETARY

Place : Chennai

Date : 21st April 2009

Dr. Prathap C. Reddy
Chairman

Apollo Hospitals

April 20, 2009

The Secretary,
Bombay Stock Exchange Ltd
(BSE)
Phiroze Jheejheebhoy Towers,
Dalal Street,
Mumbai - 400 001.

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

Mr. S.K. Venkataraman
Chief Financial Officer &
Company Secretary
Apollo Hospitals Enterprise
Limited,
Ali Towers
No. 55 Greams Road,
Chennai - 600 006

Dear Sirs,

Sub:- Disclosure in terms of Regulation 7(1A) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

....

Please find enclosed the disclosure in terms of Regulation 7(1A) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.

Kindly acknowledge receipt.

Thanking You,

DR. PRATHAP C REDDY
PROMOTER

Format for informing details of acquisition to stock exchanges by target company in terms of Regulation 7(1A) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of Target Company	**Apollo Hospitals Enterprise Limited**	
Name of the acquirers/~~Sellers and PACs with them~~	Dr. Prathap C Reddy	
Details of acquisition/~~sale~~	Number of Equity Shares	% w.r.t total paid up capital of target company
(a) Shares/Voting Rights of the acquirer/ ~~seller~~ before acquisition/~~sale~~	1,205,493	1.95%
(b) Shares/Voting Rights acquired/~~sold~~	1,549,157	2.51%
(c)Shares/Voting Rights of the acquirer/ ~~seller~~ after acquisition/~~sale~~	2,754,650	4.46%
Mode of acquisition (e.g. Open market/public issue/rights issue/ preferential allotment/ inter se transfer etc)	Preferential Allotment	
Mode of Sale (e.g open market/MoU/ Offmarket etc.)	N.A.	
Date of acquisition/sale of shares/VR or date of receipt of intimation of allotment of shares whichever is applicable.	18th April 2009	
Paid up capital/total voting capital of the target company before acquisition	Rs. 602,357,020/- consisting of 60,235,702 equity shares of Rs.10/- each	
Paid up capital/total voting capital of the target company after acquisition	Rs. 617,848,590/- consisting of 61,784,859 equity shares of Rs.10/- each	

Dr. Prathap C Reddy
PROMOTER

Place : Chennai
Date : 20th April 2009

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of Acquisition (Open market / public / rights / preferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value INR in Crores	Sell Quantity	Sell Value
Dr. Prathap C Reddy No. 19 Bishop Gardens Raja Annamalaipuram Chennai - 600 028	1,205,493 1.95%	18th April 2009	20th Apr 2009	Preferenital Allotment	2,754,650 4.46%	N.A	N.A	1,549,157	77.10 (Rs.497.69 per share)	NA	NA

DR PRATHAP C REDDY

PROMOTER

Place : Chennai

Date : 20th April 2009